Exhibit 99.1

Prima BioMed Ltd

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Prima BioMed Ltd
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2016
Previous corresponding period:	Year ended 30 June 2015

2.	Results for announcement to the market

Revenue from ordinary activities	Up	100%	to	$175,052
Other income	Down	11.4%	to	$1,853,869
Loss from ordinary activities after tax attributable to the owners of Prima BioMed Ltd	Up	92.9%	to	$(62,015,184)
Loss for the period attributable to the owners of Prima BioMed Ltd	Up	92.9%	to	$(62,015,184)

Dividends

There were no dividends paid or declared during the current financial period

Comments

The loss of the consolidated entity after providing for income tax and non-controlling interest amounted to $62,015,184 (30 June 2015: $32,151,696)

Explanation of the above information:

The loss after tax for FY16 was A$62,015,184 compared to A$32,151,696 in FY15. The increase was attributable to non-cash financing costs, including a share-based payment to a strategic investor (Ridgeback Capital Investments) and non-cash changes in the fair value of the financial liability. Removing the impact of those two non-cash items results in a loss after tax for FY16 of A$13,939,476. This loss is 0.91% higher when compared to the adjusted previous period loss of A$13,813,681 after removing non-cash financing costs of A$18,338,015.

For other details of the current year results, refer to the Directors’ Report - Review of Operations.

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	0.70 cents	0.12 cents

Prima BioMed Ltd

Preliminary final report

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

5.	Audit

This report is based on financial statements which have been audited.

6.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2016 is attached.

7.	Signed

Date: Wednesday, 31th August 2016
Company Secretary

ABN 90 009 237 889

Annual Report

2016

TABLE OF CONTENTS

CORPORATE DIRECTORY	1

CHAIRMAN’S LETTER	2

REVIEW OF OPERATIONS	3

DIRECTORS’ REPORT	6

AUDITOR’S INDEPENDENCE DECLARATION	21

FINANCIAL STATEMENTS	23

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	24

CONSOLIDATED BALANCE SHEET	25

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	26

CONSOLIDATED STATEMENT OF CASH FLOWS	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	28

DIRECTORS’ DECLARATION	68

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF PRIMA BIOMED LTD	69

SHAREHOLDER INFORMATION	71

CORPORATE DIRECTORY

Directors	Ms Lucy Turnbull, AO	(Non – Executive Chairman)
	Mr Marc Voigt	(Executive Director & Chief Executive Officer)
	Mr Albert Wong	(Non – Executive Deputy Chairman)
	Dr Russell Howard	(Non – Executive Director)
	Mr Pete Meyers	(Non – Executive Director)

Company Secretary	Ms Deanne Miller

Registered office &	Level 12
principal place of business	95 Pitt Street
Sydney NSW 2000

Share Registry	Boardroom Pty Ltd
Grosvenor Place
Level 12, 225 George Street
Sydney, NSW 2000

Auditor	PricewaterhouseCoopers
201 Sussex Street
Sydney, NSW 2000

Solicitors	K&L Gates
Level 31, 1 O’Connell Street
Sydney NSW 2000
Australia

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Prima BioMed Ltd shares are listed on the:
Australian Securities Exchange (ASX code: PRR), and
NASDAQ (NASDAQ code: PBMD)

Website address	www.primabiomed.com.au

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CHAIRMAN’S LETTER

Dear Fellow Shareholder,

On behalf of the Prima BioMed Board I am pleased to present the Annual Report for 2015/2016. The past 12 months has been a busy time for Prima, the highlight being progression of our lead product IMP321 in two active clinical trials. At the same time our partnerships in other programs continue to make good progress.

At present, AIPAC, our Phase IIb chemo-immunotherapy study of IMP321-plus-paclitaxel in metastatic breast cancer, is recruiting well with its second cohort of patients. Just before the end of the financial year we announced initial safety data from the first cohort, which confirmed the safety and tolerability of IMP321, with no drug related serious adverse events. This significantly de-risks the remainder of the trial. We anticipate that the results of the first safety run in data from both cohorts will be presented in the fourth calendar quarter of 2016.

TACTI-mel, our Australian melanoma trial with IMP321 has six clinical centers approved, with all of them now active. The study will recruit up to 24 patients, with the interim data of the first cohort (of up to 8 patients) expected before the end of this calendar year.

Financially, the company remains in a good position following the successful Share Purchase Plan early in the financial year as well as two smaller share placements to sophisticated investors in Europe and Australia. We also continue to benefit from significant R&D tax grants in both Europe and Australia, where our clinical trials are being conducted, and from milestone payments from our pharmaceutical partners.

Due to effective management of cash reserves, a rigorous focus on costs and the divestment from our CVac program in February 2015, the Company’s cash reach has been extended into the fourth quarter of calendar year 2017. This is a significant improvement on the outlook provided in last year’s Annual Report and our most recent Investor Update.

Partnering CVac to New York-listed SYDYS Corp was considered the best available solution to secure a viable pathway for CVac’s ongoing development and prospects for commercialization. Importantly, this requires no further funding commitment from Prima while providing considerable potential upside should its commercialisation be achieved, which is dependent on SYDYS Corp raising sufficient capital to continue its development.

Prima’s two global pharmaceutical partners, Novartis and GlaxoSmithKline, continue to develop their LAG-3 related products in the clinic. As further clinical development continues, further milestone payments become more likely.

I would like to thank shareholders for their support over the past year and look forward to updating you on further progress in the year ahead in relation to our LAG-3 programs.

Yours sincerely,

Lucy Turnbull, AO

Chairman,

Prima BioMed Ltd

31 August 2016

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REVIEW OF OPERATIONS

On behalf of the Directors and Management of Prima BioMed, I am pleased to report on our operations for the past financial year.

Operational and financial review

Fiscal year 2016 saw many important and positive events for Prima, most significantly, the initiation of two clinical trials in the LAG-3 field, with early safety data confirmed for our Phase IIb chemo-immunotherapy trial in metastatic breast cancer and progress in our partnered programs.

Our two clinical studies, namely a Phase IIb chemo-immunotherapy trial in metastatic breast cancer (AIPAC) and a Phase I study in combination with an immune checkpoint inhibitor (TACTI-mel), continue to progress well. Data from the first cohort of patients from AIPAC confirmed the safety and tolerability of our lead compound, IMP321.

In July and August 2015, we completed a successful capital raising which was essential for initiating our two clinical trials for IMP321. The Share Purchase Plan (“SPP”), which was heavily oversubscribed, was increased from A$5m to A$10m. The decision to terminate our US$37.4m investment facility with Bergen Global Opportunity Fund, by mutual consent, was followed by two smaller placements with institutional investors. The aggregate amount of these two placements in October and November 2015 was A$3.55m.

Shareholders ratified the issue of further securities to Ridgeback Capital Investments L.P. at the Extraordinary General Meeting held on 31 July 2015. In accordance with the approval by shareholders, the Company issued ordinary shares, a convertible note and warrants. Assuming that Ridgeback Capital Investments L.P. exercises all warrants and convertible notes, an additional 1,067,462,626 ordinary shares may be issued in future reporting periods. The total proceeds from the issuance of the above securities amounted to A$13,960,794.

These capital raising initiatives, coupled with collaboration cash inflows, have solidified our capital position with projected cash reach for a minimum of twelve months from the date of this report. We believe that careful, focussed and output-oriented cash management is critical.

Financial performance

Grant income for FY16 was A$887,083 (FY15 A$1,167,190) relate to grants received from Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany. The reduction in grant income for the year is in line with a reduction in Research & Development expenditure compared to the prior year. It is expected that grant income will increase in FY17 in line with an increase in Research and Development expenditure as the Company progresses its clinical trials in IMP321.

The total corporate administrative expense for FY16 was A$6,982,629 (FY15: A$5,723,106). This increase in administrative expenses is primarily attributable to an increase in employee share-based payment expenses during the year of A$1,976,417 (FY15: A$738,799) with other expenses remaining consistent with the prior year. The R&D expenses in FY16 have been dominated by the two IMP321 related clinical trials, AIPAC and TACTI-mel, mostly related to contracts with our clinical research organisations. Despite initiation of these two new trials, R&D expenses (of A$7,059,528) decreased compared to the previous year (FY15: A$8,952,447). This is principally due to cessation of the costly CVac clinical trials and careful management of our cash resources.

During the year there was an expense of A$542,075 (FY15: A$Nil) in relation to changes in fair value of a comparability milestone. This relates to an amount paid into a retention account on the acquisition of Immutep which was measured through fair value through profit and loss subsequent to the acquisition in accordance with applicable accounting standards. Refer to note 21 for further information.

The net change in fair value of convertible note liability of A$607,637 (FY15: A$Nil) was attributable to the liability component of the convertible note being measured at fair value as required by AASB 2. Refer to note 15 for further information.

The loss after tax for FY16 was A$62,015,184 compared to A$32,151,696 in FY15. The increase was attributable to non-cash financing costs, including a share-based payment to a strategic investor (Ridgeback Capital Investments) and non-cash changes in the fair value of the financial liability. Removing the impact of those two non-cash items results in a loss after tax for FY16 of A$13,939,476. This loss is 0.91% higher when compared to the adjusted previous period loss of A$13,813,681 after removing non-cash financing costs of A$18,338,015.

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With careful financial management Prima remains in a very solid financial position with a cash balance of A$20,879,548 as at 30 June 2016. We anticipate being able to prolong our cash reach to at least the fourth quarter of calendar year 2017. This extended cash reach does not include potential milestone payments from existing partnerships, which, if received, would extend our cash reach even further.

Strategic development and risks

Our main focus for FY16 was our LAG-3 programs. We have made significant progress in maintaining our position as the global leader in developing LAG-3 related product candidates.

We believe the prominence of LAG-3 as an attractive scientific and clinical target has been increasing in the pharmaceutical and biotech industry. In addition to IMP321, there are several clinical and pre-clinical programs underway, including those of our partners Novartis and GlaxoSmithKline. New clinical trials have been initiated in the past 12 months so that more patients have the chance to benefit from LAG-3 related treatments. Given this strong industry interest, we believe that LAG-3 may follow the success of PD-1 and CTLA-4 related products.

In the past few months we have commenced two new clinical trials, AIPAC and TACTI-mel. AIPAC is the acronym for Prima’s multicentre, Phase IIb, randomised, double-blind, placebo-controlled study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 (LAG-3 Ig fusion protein) or placebo, as an adjunctive to a standard chemotherapy treatment regimen of paclitaxel. The primary purpose of the AIPAC trial is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The first results have been reported in June 2016 with the product being safe and well tolerated. This clinical trial is focussed on Europe with the study currently active in Belgium, the Netherlands and Hungary. The initial results of all 15 patients from the safety run-in phase of AIPAC are expected to be presented in the fourth quarter of calandar year 2016.

‘TACTI-mel’ (Two ACTive Immunotherapeutics in melanoma) is a multicentre, open label, Phase I study in which patients with unresectable or metastatic melanoma will be dosed with IMP321 in combination with an approved checkpoint inhibitor. The study will evaluate safety as the primary endpoint and anti-tumour activity and the immune response to the combination as secondary endpoints. The focus of this clinical trial is Australia.

The Company’s intellectual property position has been further strengthened by patent grants which included a Japanese patent related to IMP321 granted in May 2016.

In February 2016, CVac, our main product in previous years, was licensed to Sydys Corporation, Inc. Sydys is an Over-The-Counter (OTC) publicly traded company based in New York that has been repurposed as a clinical stage biotechnology company in order develop the licensed CVac assets.

In this spin out transaction Prima received a 9.9% equity stake in Sydys as consideration for the assets being transferred. Given the significant capital requirements for conducting clinical trials, no upfront payment was paid; however, should CVac be successfully commercialized, if Sydys is able to secure sufficient funding for the commercialisation, Prima could receive development, regulatory and commercial milestone payments upon the achievement of set commercial sales targets, in addition to low single digit royalties on sales. This transaction allows Prima to fully concentrate on its highly prospective LAG-3 related programs.

A biotech company like Prima BioMed is exposed to a number of risks: There can be no guarantee that our manufacturing, research, regulatory and clinical development is successful or can be carried out in the anticipated timelines or that our intellectual property position will be strengthened or not harmed or that our existing partnerships or potential new ones will be successful. In addition the Company will require additional financing in the future and in fact as the Company has a history of operating losses and may not achieve or maintain profitability in the future, future cash needs are not unlikely.

Business Development

Our commercial partners, Novartis and GlaxoSmithKline, continue to progress the development of the licensed LAG-3 products in the clinic. The blocking antibody (Checkpoint inhibitor) which was licensed to Novartis (IMP701 or LAG525) entered clinical development in August 2015 in a Phase I/II clinical study

Page | 4

resulting in a milestone payment. Prima is eligible to receive further potential development-based milestone payments and royalties on sales following commercialisation of these products. Novartis have now added a third arm to their trial of a LAG-3 antagonist called LAG-525. The study is testing LAG-525 alone and in combination with a PD-1 inhibitor and has recently commenced a third trial arm in Japanese patients. The number of patients expected to be recruited has increased with final results expected in 2018. IMP731 or GSK2831781, which is licensed to GlaxoSmithKline, continued clinical development in a Phase I study carried out in the United Kingdom and Germany. We encourage our shareholders to follow the development of these products at clinicaltrials.gov.

In FY16 we also concluded a new material transfer agreement with Yamaguchi University, Japan, where IMP321 is being tested in clinical research as an adjuvant to a peptide vaccine for the treatment of hepatocellular carcinoma.

Business development continues to be a key strategic focus for Prima and we have significantly increased our efforts over the past year. The pipeline chart below illustrates our current stage of development in terms of our different product candidates:

Outlook

We believe we have made significant progress in the last year in clinical and business development. Safety and immune monitoring data from our two ongoing clinical studies is expected to be available in the fourth quarter of this calendar year. We anticipate this data will further de-risk our IMP321 programs as we ramp up recruitment for AIPAC.

Meanwhile our pharma partners are very focused on the development of their drug candidates and continue to generate interest in LAG-3 around the world. Potential future milestone payments from these programs also underpin our solid financial position, which in turn allows us to focus on further R&D into new potential LAG-3 product candidates.

I would like to thank our whole team for their ongoing commitment and, of course, our shareholders for their continuing support. A special thank you also to the patients, their families and the physicians supporting our exciting clinical studies.

Sincerely,

Marc Voigt

Executive Director & Chief Executive Officer (CEO)

Prima BioMed Ltd

31 August 2016

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DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2016.

Directors

The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated:

Ms Lucy Turnbull, AO

Mr Albert Wong

Dr Russell Howard

Mr Pete Meyers

Mr Marc Voigt

Principal activities

During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of licensed medical biotechnology.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $62,015,184 (30 June 2015: $32,151,696). Refer to the Review of Operations on page 3 for further detail.

Significant changes in the state of affairs

It was announced in May 2016 that Sydys Corporation will license the Company’s CVac immune-oncology program and oversee its future development.

Apart from the above there were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

No matters or circumstances have arisen since 30 June 2016 that has significantly affected, or may significantly affect:

(a)	the Group’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

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DIRECTORS’ REPORT CONTINUED

Information on directors

Ms Lucy Turnbull, AO	-	Non-Executive Chairman

Qualifications	-	LLB University of Sydney, MBA AGSM

Experience and expertise	-	Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010 and was a director of Sealink Travel Group Ltd in 2015. She is Chief Commissioner of the Greater Sydney Commission and chairs the Committee for Sydney. She was previously Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

Date of appointment	-	7 October 2010

Other current directorships	-	None

Former directorships (in the last 3 years)	-	Sealink Travel Group Ltd

Special responsibilities	-	Chairman of the Remuneration Committee from 13 February 2014 and member of the Audit and Risk Committee

Mr Albert Wong	-	Non-Executive Director and Deputy Chairman

Qualifications	-	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD

Experience and expertise	-	Originally from Hong Kong, Mr Wong has been involved in the investment banking and stockbroking industry for some 35 years. He has and continues to serve on various boards including Founding Chairman of Kyckr Limited and is an adviser to China’s Nanshan Group and is an alternate director representing their interests on the Virgin Australia board. Albert’s philanthropic activities include serving on the boards of UNSW Foundation, The Children’s Medical Research Institute and President and Honorary Life Governor of the Physics Foundation at the University of Sydney.

Date of appointment	-	28 April 2010

Other current directorships	-	None

Former directorships (in the last 3 years)	-	Winmar Resources Ltd and Kimberley Diamonds Ltd

Special responsibilities	-	Member of the Audit and Risk Committee and Remuneration Committee

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DIRECTORS’ REPORT CONTINUED

Dr Russell Howard	-	Non-Executive Director

Qualifications	-	PhD

Experience and expertise	-	Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. after its spin-out from GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd and Head of Commercial Strategy for Genomics at Genome.One, both in Sydney.

Date of appointment	-	8 May 2013

Other current directorships	-	None

Former directorships (in the last 3 years)	-	Circadian Technologies Ltd

Special responsibilities	-	Member of Remuneration Committee

Mr Pete Meyers	-	Non-Executive Director

Qualifications	-	BS, MBA

Experience and expertise	-	Mr. Meyers is currently the Chief Financial Officer of Motif Bio plc. Previously, Mr Meyers was the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation. Prior to these roles, Mr. Meyers was an accomplished health care investment banker, holding a positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. In New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc.

Date of appointment	-	12 February 2014

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	Chairman of the Audit & Risk Committee from 21 February 2014

Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)

Qualifications	-	MBA

Experience and expertise	-	Marc has more than 18 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Prima’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.

Date of appointment	-	9 July 2014

Other current directorships	-	None

Former directorships (in the last 3 years)	-	None

Special responsibilities	-	None

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DIRECTORS’ REPORT CONTINUED

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2016, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Ms Lucy Turnbull, AO	4	4	1	1	4	4
Mr Albert Wong	4	4	1	1	4	4
Mr Marc Voigt	4	4	—	—	—	—
Dr Russell Howard	4	4	1	1	—	—
Mr Pete Meyers	4	4	—	—	4	4

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

Management directory

Ms Deanne Miller,

General Counsel & Company Secretary

Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Frédéric Triebel,

Chief Scientific Officer & Chief Medical Officer

Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.

First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

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DIRECTORS’ REPORT CONTINUED

REMUNERATION REPORT

The Directors are pleased to present the 2016 remuneration report which sets out remuneration information for Prima BioMed Ltd’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Ms Lucy Turnbull, AO	Non – Executive Chairman
Mr Albert Wong	Non – Executive Deputy Chairman
Dr Russell Howard	Non – Executive Director
Mr Pete Meyers	Non – Executive Director
Mr Marc Voigt	Executive Director & Chief Executive Officer

Key management personnel
Ms Deanne Miller	General Counsel & Company Secretary
Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration governance

The remuneration committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	Non-Executive Director fees

•	remuneration levels of executive directors and other key management personnel

•	the over-arching executive remuneration framework and operation of the incentive plan, and

•	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.

The 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holder, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity.

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DIRECTORS’ REPORT CONTINUED

A. Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

•	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places,

•	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and

•	acceptable to shareholders.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation, social security payments and health insurance

•	short-term performance incentives, and

•	long-term incentives through participation in employee option plans and the grant of performance rights.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Non-financial benefits include health insurance. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There is no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones in a manner that aligns the executive’s performance pay with value creation for shareholders.

The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.

Page | 11

DIRECTORS’ REPORT CONTINUED

A. Principles used to determine the nature and amount of remuneration (continued)

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, this ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.

Long-term incentives

Long-term incentives (LTI) are also provided to certain employees via the EIP which replaces the Global Employee Share Option Plan (GESOP) and the Employee Share Option Plan (ESOP). The LTI is intended to:

•	reward high performance and to encourage a high performance culture

•	align the interest of executives and senior management with those of the company and shareholders

•	provide the company with the means to complete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors.

•	Assist with the attraction and retention of key personnel.

Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.

The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.

The following vesting profile is in place for the LTI:

Tranche	Performance measurement period	Vesting date	% vested
1	1 September 2014 to 1 October 2017	2 October 2017	—
2	1 September 2014 to 30 September 2018	2 October 2018	—

The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.

The performance vesting condition for performance rights issued is relative to the Total Shareholder Return (TSR). For Tranche 1, up to 75% of the Performance Rights granted will vest if the Company achieves a Compound Annual Growth Rate (CAGR) in Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 30 September 2017. For Tranche 2, up to 25% of the performance rights granted will vest if the Company achieves a compound annual growth rate in the Total Shareholder Return (TSR) over the period from grant date to 31 August 2018. Any performance rights which fail to meet Tranche 1 outperformance hurdles will not lapse but may still vest (retested) if the performance condition for Tranche 2 is met.

Certain employees hold options which were granted under the previous GESOP or ESOP plans. The GESOP was approved by shareholders at the 2011 annual general meeting and was designed to provide long-term incentives for executives to deliver long-term shareholder returns.

Under GESOP, participants were granted options which vested after 12 months if the employees were still employed by the group at the end of the vesting period. Participation in the plan is at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits.

Page | 12

DIRECTORS’ REPORT CONTINUED

A. Principles used to determine the nature and amount of remuneration (continued)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Voting and comments made at the Company’s 2015 Annual General Meeting

The Company received a 82.72% “yes” vote on its remuneration report for the 2015 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

B. Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30-Jun-16	Short-term Benefits			Post Employment Benefits	Long-term Benefits		Share-based Payments			Total
	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave	Termi- nation benefits	Performance Rights		Options Issued
	$	$	$	$	$	$	$		$	$
Ms L Turnbull, AO	137,520	—	—	13,064	—	—	—		—	150,584
Mr A Wong	84,040	—	—	7,984	—	—	—		—	92,024
Dr R Howard	90,000	—	—	—	—	—	—		—	90,000
Mr Pete Meyers[1]	—	—	95,547	—	—	—	—		—	95,547
Mr M Voigt	347,520	90,616	—	—	—	—	925,347	[2]	—	1,363,483
Other Key Management Personnel
Dr F Triebel	229,387	—	—	—	—	—	382,964	[2]	—	612,351
Ms D Miller	175,510	50,000	—	21,423	5,817	—	516,332	[2]	—	769,082

	1,063,977	140,616	95,547	42,471	5,817	—	1,824,643		—	3,173,071

[1]	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2]	The majority of the Performance Rights vested as follows:

•	1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.

•	1/3 vested on 5 August, 2016 to Mr M Voigt and Ms D Miller and Dr F Triebel.

•	1/3 to vest on 5 August, 2017 to Mr M Voigt and Ms D Miller and Dr F Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Page | 13

DIRECTORS’ REPORT CONTINUED

B. Details of remuneration (continued)

30-Jun-15	Short-term Benefits			Post Employment Benefits	Long- term Benefits	Termi- nation benefits	Share-based Payments		Total
	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave		Performance Rights	Options Issued
	$	$	$	$	$	$	$	$	$
Ms L Turnbull, AO	137,520	—	—	13,064	—	—	—	—	150,584
Mr A Wong	84,040	—	—	7,984	—	—	—	—	92,024
Dr R Howard	90,000	—	—	—	—	—	—	—	90,000
Mr Pete Meyers[2]	—	—	134,439	—	—	—	—	—	134,439
Mr M Voigt[1]	285,666	60,180	—	—	—	—	213,085	5,999	564,930
Other Key Management Personnel
Dr S Gargosky	356,153	—	—	—	—	—	119,295	5,939	481,387
Dr F Triebel[3]	130,213	—	—	—	—	—	—	—	130,213
Ms D Miller	181,666	50,000	—	22,008	6,231	—	119,295	3,389	382,589

	1,265,258	110,180	134,439	43,056	6,231	—	451,675	15,327	2,026,166

[1]	Mr Marc Voigt replaced Mr Matthew Lehman as Executive Director and Chief Executive Officer on 9 July 2014.
[2]	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[3]	Dr Frederic Triebel joined the company as Chief Scientific Officer and Chief Medical Officer on 12 December 2014.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI
	2016	2015	2016	2015	2016	2015
Non-Executive directors
Ms L Turnbull, AO	100%	100%	—	—	—	—
Mr A Wong	100%	100%	—	—	—	—
Dr R Howard	100%	100%	—	—	—	—
Mr Pete Meyers	100%	100%	—	—	—	—
Executive directors
Mr M Voigt	26%	50%	9%	32%	65%	18%
Other Key Management Personnel
Dr F Triebel	38%	100%	2%	—	60%	—
Ms D Miller	26%	55%	10%	35%	64%	10%

Page | 14

DIRECTORS’ REPORT CONTINUED

C. Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by remuneration committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on page 13, 14, 16 and 17 on the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2016.

Mr Marc Voigt	-	Executive Director & CEO

Agreement commenced:	-	9 July 2014

Details	-

The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice.

Prima may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	-	EUR 215,000

Ms Deanne Miller	-	General Counsel & Company Secretary

Agreement commenced:	-	17 October 2012

Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	-	AUD 219,000

Dr Frédéric Triebel	-	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	-	12 December 2014

Details	-

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 3-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary including superannuation	-	EUR 170,000

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

D. Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2016. During the year 26,977,412 performance rights and options were exercised and converted into ordinary shares.

Options

There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

Page | 15

DIRECTORS’ REPORT CONTINUED

Options (continued)

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Details of bonuses and share-based compensation

For each cash bonus and grant of performance rights and options included in the tables on pages 16 and 17, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Performance rights

The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows:

Grant date *	Type of performance right granted	Vesting date and exercisable date	Number of performance rights	Value per right at grant date $	% Vested and exercised 30 June 2016
19 Sep 14(a)	STI	1 Oct 15	2,450,980	0.042	100
19 Sep 14(b)	LTI – Tranche 1	2 Oct 17	2,757,353	0.044	—
19 Sep 14(b)	LTI – Tranche 2	1 Oct 18	919,118	0.044	—
14 Nov 14(a)	STI	1 Oct 15	4,068,627	0.037	100
14 Nov 14(b)	LTI – Tranche 1	2 Oct 17	9,191,177	0.038	—
14 Nov 14(b)	LTI – Tranche 2	1 Oct 18	3,063,725	0.040	—
14 Nov 14(c)	Fixed short-term benefits	1 Oct 15	2,573,529	0.037	100
14 Nov 14(c)	Fixed short-term benefits	1 Oct 16	2,573,529	0.037	—
14 Nov 14(c)	Fixed short-term benefits	1 Oct 17	857,844	0.037	—
5 Aug 15(d)	LTI	5 Aug 15	10,666,666	0.047	100
5 Aug 15(d)	LTI	31 Jan 16	3,333,333	0.047	100
5 Aug 15(d)	LTI	5 Aug 16	14,000,000	0.047	—
5 Aug 15(d)	LTI	5 Aug 17	14,000,001	0.047	—
7 Mar 16(e)	STI	5 Aug 17	1,486,326	0.041	—

(a)	Performance hurdles based on individual KPIs have been set for performance rights granted.

(b)	Performance hurdle representing 100% of the total number of performance rights granted – Compound Annual Growth Rate (CAGR) in the share price over the measurement period of at least 20%.

(c)	No performance hurdles have been set with respect to these performance rights granted.

(d)	No performance hurdles have been set with respect to these performance rights granted.

(e)	Performance hurdles based on individual KPIs have been set for performance rights granted.

*	In addition to the performance hurdles set, the participant must be employed by the company on the vesting date.

Performance rights granted under the plan carry no dividend or voting rights.

When exercisable, each performance right is convertible into one ordinary share.

Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.

Page | 16

DIRECTORS’ REPORT CONTINUED

Details of bonuses and share-based compensation

For each cash bonus and grant of performance rights and options included in the tables on page 16, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (options & performance rights)
	Paid %	For-feited %	Year granted		No Granted	Value of options/ rights at grant date $	Vested %	Number of options/ rights vested during the year	For- feited %	Financial years in which rights and options may vest
Mr P Meyers	—	—	2014	*	7,720,588	285,662	55.56	2,573,529	—	2015, 2016, 2017 & 2018
Mr M Voigt	100	—	2015 2016	** ***	16,323,529 20,000,000	623,051 940,000	24.92 33.33	4,068,627 6,666,666	— —	2016, 2018 & 2019 2016, 2017 & 2018
Mr F Triebel	—	—	2016	****	11,486,326	470,000	29.02	3,333,333	—	2016, 2017 & 2018
Ms D Miller	100	—	2015 2016	** ***	6,127,451 12,000,000	265,375 564,000	40 33.33	2,450,980 4,000,000	— —	2016, 2018 & 2019 2016, 2017 & 2018

*	7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

**	Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:

•	75% to vest on 2 October, 2017

•	25% to vest on 1 October, 2018

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

***	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 5 August, 2015

•	1/3 vested on 5 August, 2016

•	1/3 to vest on 5 August, 2017

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

****	Performance rights were granted under the EIP. 1,486,326 short term incentive performance rights vest on 5 August 2017 subject to meeting pre-determined KPIs. 10,000,000 long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 31 January, 2016

•	1/3 tvested on 5 August, 2016

•	1/3 to vest on 5 August, 2017

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i)	Options over ordinary shares in the company

(ii)	Performance rights over ordinary shares in the company

(iii)	Shares in the company

That were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i)	Options holdings

2016	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr Albert Wong	—	—	—	—	—	—	—
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	—	—	—	—	—	—	—
Mr Marc Voigt	1,171,754	—	—	(450,000)	721,754	721,754	—
Ms Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel[2]	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,733,460	—	—	(450,000)	29,283,460	29,283,460	—

[1]	The above options during the year ended 30 June 2016 lapsed.
[2]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.

Page | 17

DIRECTORS’ REPORT CONTINUED

(ii)	Performance Rights holdings

2016	Balance at start of the year	Granted	Exercised	Other Changes*	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	6,004,902	—	(2,573,529)	—	3,431,373	—	3,431,373
Mr Marc Voigt	16,323,529	20,000,000	(10,735,293)	—	25,588,236	—	25,588,236
Ms Deanne Miller	6,127,451	12,000,000	(6,450,980)	—	11,676,471	—	11,676,471
Dr Frédéric Triebel	—	11,486,326	(3,333,333)	—	8,152,993	—	8,152,993

	28,455,882	43,486,326	(23,093,135)	—	48,849,073	—	48,849,073

(iii)	Ordinary Share holdings

2016	Balance at start of the year		Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	20,059,576		—	—	300,000	20,359,576
Mr Albert Wong	3,537,500		—	—	300,000	3,837,500
Dr Russell Howard	—		—	—	—	—
Mr Pete Meyers	1,715,686		2,573,529	—	—	4,289,215
Mr Marc Voigt	870,000 150	*	10,735,293 —	— —	— —	11,605,293 150	*
Ms Deanne Miller	20,924		6,450,980	—	(1,520,924)	4,950,980
Dr Frédéric Triebel	9,311,383		3,333,333	—	—	12,644,716

Total ordinary shares	35,515,219		23,093,135	—	(920,924)	57,687,430

Total ADR	150		—	—	—	150

*	American Depository Receipts (ADR) traded on the NASDAQ

Shares under option

Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
19 June 2013*	19 June 2017	$0.200	77,378,693	Listed
23 December 2013	30 June 2018	$0.0774	1,515,752	Unlisted
24 January 2015	30 June 2018	$0.0774	165,116	Unlisted
12 December 2014	12 December 2018	$0.05019	147,628,500	Unlisted
5 August 2015	4 August 2020	$0.0237	371,445,231	Unlisted
30 October 2015	30 October 2020	$0.057	793,103	Unlisted
7 March 2016	7 March 2021	$0.040	1,026,272	Unlisted
5 August 2015	4 August 2025	$0.025	8,475,995	Unlisted
			608,428,662

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*	Included in these options were options purchased by the directors and the five most highly remunerated employees during the year.

Page | 18

DIRECTORS’ REPORT CONTINUED

Corporate Governance Statement

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.

The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 3RD edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address http://primabiomed.com.au/about_us/corporate_governance.php.

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

Page | 19

DIRECTORS’ REPORT CONTINUED

During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated
	30 June 2016	30 June 2015
	$	$
PricewaterhouseCoopers Australia
Other audit and assurance services in relation to regulatory filings overseas	209,741	—
Other services
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	—	66,986

Total remuneration for non-audit services	209,741	66,986

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 21.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman

Sydney

31 August 2016

Page | 20

Auditor’s Independence Declaration

As lead auditor for the audit of Prima BioMed Ltd for the year ended 30 June 2016, I declare that to the best of my knowledge and belief, there have been:

1.	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Rod Dring	Sydney
Partner	31 August 2016
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 21

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima BioMed Ltd and its subsidiaries. The financial statements are presented in the Australian currency.

Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 12

95 Pitt Street

Sydney NSW 2000

Page | 22

FINANCIAL STATEMENTS

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 3 to 5 and in the directors’ report on pages 6 to 20, both of which are not part of these financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2016. The directors have the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

Page | 23

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2016

	Note	Consolidated
		30 June 2016	30 June 2015
		$	$
Revenue
License revenue		175,052	—
Other income
Miscellaneous income		702,743	168,322
Grant income		887,083	1,167,190
Net gain on foreign exchange		—	538,248
Interest income		264,043	219,107

Total revenue and other income		2,028,921	2,092,867

Expenses
Research & development and intellectual property	5	(7,059,528)	(8,952,447)
Corporate administrative expenses	5	(6,982,629)	(5,723,106)
Depreciation and amortisation expense	5	(1,993,093)	(1,341,202)
Share Based Payment to strategic investor	15	(47,468,071)	—
Net loss on foreign exchange	5	(563,890)	—
Finance cost	5	(8,199)	(18,364,804)
Changes in fair value of comparability milestone	5	(542,075)	—
Net change in fair value of convertible note liability	15	(607,637)	—
Loss on disposal of assets	5	—	(5,160)

Loss before income tax expense		(63,196,201)	(32,293,852)

Income tax benefit	6	1,181,017	142,156

Loss after income tax expense for the year		(62,015,184)	(32,151,696)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		306,997	(56,907)
Other comprehensive income/(loss) for the year, net of tax		306,997	(56,907)

Total comprehensive loss for the year		(61,708,187)	(32,208,603)

Loss for the year is attributable to
Owners of Prima BioMed Ltd		(62,015,184)	(32,151,696)

		(62,015,184)	(32,151,696)

Total comprehensive loss for the year is attributable to
Owners of Prima BioMed Ltd		(61,708,187)	(32,208,603)

		(61,708,187)	(32,208,603)

		Cents	Cents
Basic loss per share	30	(2.77)	(2.02)
Diluted loss per share	30	(2.77)	(2.02)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

Page | 24

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2016

	Note	Consolidated
		30 June 2016	30 June 2015
		$	$
ASSETS
Current assets
Cash and cash equivalents	7	20,879,548	6,759,615
Current receivables	8	168,300	315,453
Other current assets	9	623,020	948,003

Total current assets		21,670,868	8,023,071

Non-current assets
Plant and equipment	10	31,500	297,957
Intangibles	11	20,851,699	22,662,417

Total non-current assets		20,883,199	22,960,374

TOTAL ASSETS		42,554,067	30,983,445

Current liabilities
Trade and other payables	13	1,422,798	2,770,049
Borrowings	14	—	1,508,473
Current tax payable		21,549	20,837
Employee benefits	16	27,694	80,304

Total current liabilities		1,472,041	4,379,663

Non-current liabilities
Convertible note liability	15	5,027,168	—
Employee benefits	17	43,151	35,706
Deferred tax liability	12	694,194	1,878,333

Total non-current liabilities		5,764,513	1,914,039

TOTAL LIABILITIES		7,236,554	6,293,702

NET ASSETS		35,317,513	24,689,743

EQUITY
Contributed equity	18	194,530,932	179,878,436
Reserves	19	63,258,187	5,267,729
Accumulated losses		(222,471,606)	(160,456,422)

Equity attributable to the owners of Prima BioMed Ltd		35,317,513	24,689,743

TOTAL EQUITY		35,317,513	24,689,743

The above consolidated balance sheet should be read in conjunction with the accompanying notes

Page | 25

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2016

Consolidated	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2014	149,014,372	1,882,674	(128,304,726)	22,592,320

Other comprehensive loss for the year, net of tax	—	(56,907)	—	(56,907)
Loss after income tax expense for the year	—	—	(32,151,696)	(32,151,696)

Total comprehensive loss for the year	—	(56,907)	(32,151,696)	(32,208,603)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	30,800,584	2,201,037	—	33,001,621
Share based payment	—	565,606	—	565,606
Employee share based payment	—	738,799	—	738,799
Exercise of vested performance rights	63,480	(63,480)	—	—

Balance at 30 June 2015	179,878,436	5,267,729	(160,456,422)	24,689,743

Other comprehensive gain for the year, net of tax	—	306,997	—	306,997
Loss after income tax expense for the year	—	—	(62,015,184)	(62,015,184)

Total comprehensive loss for the year	—	306,997	(62,015,184)	(61,708,187)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	13,477,930	—	—	13,477,930
Issue of convertible notes	—	9,331,297	—	9,331,297
Share based payment	—	82,242	—	82,242
Share based payment to strategic investor	—	47,468,071	—	47,468,071
Employee share based payment	—	1,976,417	—	1,976,417
Exercise of vested performance rights	1,174,566	(1,174,566)	—	—

Balance at 30 June 2016	194,530,932	63,258,187	(222,471,606)	35,317,513

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Page | 26

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2016

	Note	Consolidated
		30 June 2016	30 June 2015
		$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(13,336,202)	(15,276,020)
Miscellaneous income		702,743	168,322
License revenue		175,052	—
License fee received		—	5,774,784
Interest received		264,043	380,650
Tax paid		(2,410)	(1,908)
Grant income		887,083	1,167,190

Net cash (outflow) from operating activities		(11,309,691)	(7,786,982)

Cash flows related to investing activities
Funds from held-to-maturity investments		—	9,000,000
Proceeds from disposal of plant and equipment		129,705	—
Payments for plant and equipment		(27,130)	(48,499)
Payment for acquisition of subsidiary, net of cash acquired		—	(20,912,912)

Net cash (outflow) from investing activities		102,575	(11,961,411)

Cash flows related to financing activities
Proceeds from issue of shares and options*	18	13,761,075	7,744,648
Proceeds from issue of convertible notes	15	13,750,828	—
Proceeds from borrowings		—	3,925,405
Repayment of borrowings*		(1,508,473)	(237,308)
Share issue transaction costs		(283,146)	(164,316)

Net cash inflows from financing activities		25,720,284	11,268,429

Net (decrease) in cash and cash equivalents		14,513,168	(8,479,964)
Effect of exchange rate on cash and cash equivalent		(393,235)	1,039,537
Cash and cash equivalents at the beginning of the year		6,759,615	14,200,042

Cash and cash equivalents at the end of the year	7	20,879,548	6,759,615

*	During the prior year convertible notes in the amount of $2,853,883 were converted into equity. No impact has been recorded on the cashflow statement for this conversion.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Page | 27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2015 affected any of the amounts recognised in the current period or any prior periods.

(iii) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(iv) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b) Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.

Page | 28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Foreign currency translation (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented separately in the income statement on a net basis.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) License revenue

License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received.

Other income

(i) Interest income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Page | 29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(e) Revenue recognition (continued)

(ii) Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income.

(iii) Miscellaneous income

a.	Research collaboration income

The group receives income from undertaking research collaborations with are recognised when the services have been provided.

b.	Research material sales

The group receives income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies. Income is recognised at the point at which the ownership of material is transferred to third parties.

(f) Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Page | 30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(g) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

(h) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(i) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Page | 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(j) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(k) Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired, as well as through the amortisation process.

Impairment of financial assets

The group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

(l) Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

Page | 32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(m) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(iii) Goodwill

Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o) Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

Page | 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 31.

The fair value of performance rights and options granted under the EIP and GESOP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Page | 34

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations adopted and not yet early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)	AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.

(ii)	AASB 9 Financial Instruments - AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.

(iii)	AASB 16 Leases - The AASB 16 has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Page | 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTE 2 FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Page | 36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(a) Market risk (continued)

Management has set up a policy to manage the Company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the income statement. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts outstanding as at 30 June 2016 and 30 June 2015.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2016		30 June 2015
	USD	EUR	USD	EUR
Cash in bank	1,428,959	7,261,477	839,185	1,813,642
Trade and other receivables	27,205	29,539	126,958	34,592
Trade and other payables	(10,993)	(256,364)	(221,097)	(201,561)
Borrowings	—	—	(822,930)	(300,000)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2016, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $194,610 higher/$194,610 lower (2015 – $10,141 higher/$10,141 lower). Any impact on the equity will result in changes in retained earnings.

Based on the financial instruments held at 30 June 2016, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $1,050,105 higher/$1,050,105 lower (2015 – $196,137 higher/$196,137 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to Standard & Poor’s are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2016	30 June 2015
	$	$
Cash at bank and short-term bank deposits
AA-	20,879,548	6,759,615

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $20,879,548 (2015 – $6,759,615) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Page | 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(c) Liquidity risk (continued)

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 6 months	> 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2016	$	$	$	$
Non-Derivatives
Trade and other payables	1,422,798	—	1,422,798	1,422,798
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	5,027,168

	1,422,798	17,876,076	19,298,874	6,449,966

Contractual maturities of financial liabilities	Less than 6 months	> 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2015	$	$	$	$
Non-Derivatives
Trade and other payables	2,770,049	—	2,770,049	2,770,049
Borrowings	1,508,473	—	1,508,473	1,508,473

	4,278,522	—	4,278,522	4,278,522

(d) Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2016 and 30 June 2015 on a recurring basis:

At 30 June 2016	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liabilitity	—	—	5,027,168	5,027,168

Total liabilities	—	—	5,027,168	5,027,168

At 30 June 2015	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Comparability milestone at fair value	—	—	542,075	542,075

Total assets	—	—	542,075	542,075

Page | 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Fair value measurements (continued)

(i) Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the year ended 30 June 2016:

	Comparability milestone	Convertible note liability	Total
	$	$	$
Opening balance 1 July 2015	542,075	—	542,075
Other increases/(decreases)	—	(4,419,531)	(4,419,531)
Changes in fair value	—	(607,637)	(607,637)
(Losses)/gains recognised as an expense	(542,075)	—	(542,075)

Closing balance 30 June 2016	—	(5,027,168)	(5,027,168)

(iii) Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2016 $	Unobservable inputs	Range of inputs
Convertible note	5,027,168	Face value Interest rate of note Risk adjusted interest rate	13,750,828 3 15	% %

(iv) Valuation process

The convertible note was valued using a Black Scholes model. Prima used valuation specialists to perform these valuations based on the inputs above.

Page | 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 3 CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

The group has recognised deferred tax assets of $2.42m which related to carried forward tax losses in the Immutep subsidiary acquired in the prior year. On acquisition, the group has recognised significant amortising IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognised tax losses which management is satisfied will continue to be available to be utilised by the subsidiary after the acquisition. As such, the group has recognised a deferred tax asset to the extent of the deferred tax liability recognised on acquisition. The group has concluded that the deferred assets will be recoverable to the extent of the deferred tax liability recognised at each year.

All other remaining deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

Going concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2016, the Group holds cash and cash equivalents of $20,879,548 (2015: $6,759,615). In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Page | 40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Going concern (continued)

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Amortisation of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 15 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information

30 June 2016	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	175,052	—	175,052
Other Income
Miscellaneous income	702,743	—	702,743
Grant income	887,083	—	887,083
Interest income	—	264,043	264,043

Total revenue and other income	1,764,878	264,043	2,028,921

Result
Segment result	(63,460,244)	—	(63,460,244)

Profit/(loss) before income tax expense	(63,460,244)	264,043	(63,196,201)

Income tax benefit			1,181,017

Loss after income tax expense			(62,015,184)

Total segment assets	42,554,067	—	42,554,067

Total segment liabilities	7,236,554	—	7,236,554

Page | 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING (CONTINUED)

30 June 2015	Cancer Immunotherapy	Unallocated	Consolidated
	$	$	$
Revenue
License revenue	—	—	—
Other Income
Miscellaneous income	168,322	—	168,322
Grant income	1,167,190	—	1,167,190
Net gain on foreign exchange	—	538,248	538,248
Interest income	—	219,107	219,107

Total revenue and other income	1,335,512	757,355	2,092,867

Result
Segment result	(33,051,207)	—	(33,051,207)
Profit/(loss) before income tax expense	(33,051,207)	757,355	(32,293,852)
Income tax benefit			142,156

Loss after income tax expense			(32,151,696)

Total segment assets	30,983,445	—	30,983,445

Total segment liabilities	6,293,702	—	6,293,702

Page | 42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 5. EXPENSES

	Consolidated
	30 June 2016	30 June 2015
	$	$
Loss before income tax includes the following specific expenses:
Research & development and intellectual property
Research and development	6,382,377	8,515,150
Intellectual property management	677,151	437,297

Total research & development and intellectual property	7,059,528	8,952,447

Corporate administrative expenses
Auditor’s remuneration	441,741	292,807
Directors fee and employee expenses	3,714,522	2,508,533
Administrative expenses	2,826,366	2,921,766

Total corporate administrative expenses	6,982,629	5,723,106

Depreciation
Plant and equipment	168,924	308,719
Computer	10,676	14,523
Furniture and fittings	2,776	2,532

Total depreciation	182,376	325,774

Amortisation
Patents	61,881	55,002
Intellectual Property	1,748,836	960,426

Total amortisation	1,810,717	1,015,428

Total depreciation and amortisation	1,993,093	1,341,202

(Gain)/loss on disposal of assets
Plant and equipment	(18,493)	5,160
Finance expenses
Interest expense	8,199	26,789
Other finance expenses – note 18	—	18,338,015

Total finance expenses	8,199	18,364,804

Share Based Payment to strategic investor	47,468,071	—

Net loss on foreign exchange	563,890	—

Changes in fair value of comparability milestone	542,075	—

Page | 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSES

	Consolidated
	30 June 2016	30 June 2015
	$	$
Current tax
Current tax on profits for the year	3,121	1,908

Total current tax expense	3,121	1,908

Deferred income tax
Increase in deferred tax assets (note 12)	(921,463)	—
Decrease in deferred tax liabilities (note 12)	(262,675)	(144,064)

Total deferred tax benefit	(1,184,138)	(144,064)

Income tax benefit	(1,181,017)	(142,156)

	Consolidated
	30 June 2016	30 June 2015
	$	$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(63,196,201)	(32,293,852)
Tax at the Australian tax rate of 30%	(18,958,860)	(9,688,156)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	14,858,019	226,653
Non-deductible financing costs	—	5,501,405
Other non-deductible expenses	598,016	306,360
Non-assessable income	(266,125)	(233,261)
Capital listing fee	(90,305)	(188,530)
Difference in overseas tax rates*	1,184,138	184,251

	(2,675,117)	(3,891,278)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	1,494,100	3,749,122

Income tax (benefit)/expense**	(1,181,017)	(142,156)

*	Difference in overseas tax rate is as a result of reduced corporate income tax rate of 15% applicable to the Immutep subsidiary
**	Income tax expense/(benefit) relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

	Consolidated
	30 June 2016	30 June 2015
	$	$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses benefit	32,044,352	31,262,135
Temporary differences	438,284	(196,493)

Total deferred tax assets not recognised	32,482,636	31,065,642

Page | 44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSES (CONTINUED)

The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2016 was $106,814,506 (2015 - $104,207,118). Utilisation of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2016	30 June 2015
	$	$
Cash on hand	114	1,296
Cash at bank	20,619,806	6,508,319
Cash on deposit	259,628	250,000

	20,879,548	6,759,615

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.05% in 2016 (2015 – 0% to 2.3%).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	30 June 2016	30 June 2015
	$	$
GST receivable	73,640	150,143
Other receivables	94,660	165,310

	168,300	315,453

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2016. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	30 June 2016	30 June 2015
	$	$
Prepayments*	591,926	380,749
Security deposit	30,890	21,224
Accrued interest	204	3,955
Comparability milestone	—	542,075

	623,020	948,003

*	Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.

Page | 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 1 July 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

Year ended 30 June 2015
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	(681)	1,128	(22)	425
Additions	44,627	4,201	—	48,828
Disposal	(178)	(5,332)	—	(5,510)
Acquisition of subsidiary	787	1,937	—	2,724
Depreciation charge	(308,719)	(14,523)	(2,532)	(325,774)

Closing net book amount	282,817	10,597	4,543	297,957

At 30 June 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

Year ended 30 June 2016
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,518	391	168	11,077
Additions	12,969	13,447	714	27,130
Disposal	(122,289)	—	—	(122,289)
Depreciation charge	(168,924)	(10,676)	(2,775)	(182,375)

Closing net book amount	15,091	13,759	2,650	31,500

At 30 June 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)

Net book amount	15,091	13,759	2,650	31,500

Page | 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2014
Cost	1,915,671	—	—	1,915,671
Accumulated amortisation	(1,798,788)	—	—	(1,798,788)

Net book amount	116,883	—	—	116,883

Year ended 30 June 2015
Opening net book amount	116,883	—	—	116,883
Acquisition of Immutep S.A	—	23,451,000	109,962	23,560,962
Amortisation charge	(55,002)	(960,426)	—	(1,015,428)

Closing net book amount	61,881	22,490,574	109,962	22,662,417

At 30 June 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

Year ended 30 June 2016
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortisation charge	(61,881)	(1,748,837)	—	(1,810,718)

Closing net book amount	—	20,741,737	109,962	20,851,699

At 30 June 2016
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,915,671)	(2,709,263)	—	(4,624,934)

Net book amount	—	20,741,737	109,962	20,851,699

(i)	Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 14 years

Page | 47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 12. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2016	30 June 2015
	$	$
Tax losses	2,417,066	1,495,603
Total deferred tax assets	2,417,066	1,495,603

Set-off of deferred tax liabilities pursuant to set-off provisions	(2,417,066)	(1,495,603)

Net deferred tax assets	—	—

(ii) Expected recovery of Deferred Tax Assets

	Consolidated
	30 June 2016	30 June 2015
	$	$
Deferred tax assets expected to be recovered within 12 months	262,325	262,325
Deferred tax assets expected to be recovered after more than 12 months	2,154,741	1,233,278

	2,417,066	1,495,603

(iii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	30 June 2016	30 June 2015
	$	$
Intangible assets	3,111,260	3,373,936
Total deferred tax liabilities	3,111,260	3,373,936
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,417,066)	(1,495,603)

Net deferred tax liabilities	694,194	1,878,333

Deferred tax liabilities expected to be settled within 12 months	262,325	232,625
Deferred tax liabilities expected to be settled after more than 12 months	431,869	1,616,008

	694,194	1,878,333

(iv) Movements in deferred tax balances

	Tax losses	Intangible Assets	Total
Movements	$	$	$
At 30 June 2015	1,495,603	(3,373,936)	(1,878,333)
(Charged)/credited
- to profit or loss	921,463	262,676	1,184,139
- to other comprehensive income	—	—	—
- directly to equity	—	—	—

At 30 June 2016	2,417,066	(3,111,260)	(694,194)

Page | 48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2016	30 June 2015
	$	$
Trade payables	561,263	2,201,864
Other payables and accruals	861,535	568,185

	1,422,798	2,770,049

NOTE 14. CURRENT LIABILITIES – BORROWINGS

	Consolidated
	30 June 2016	30 June 2015
	$	$
Amounts payable to related parties	—	1,071,523
Other borrowings	—	436,950

	—	1,508,473

In the prior year, Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and was repaid in full in August 2015.

Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

Consolidated
	30 June 2016	30 June 2015
	$	$
Convertible note at fair value	5,027,168	—

	5,027,168	—

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totalling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of $0.02 per share, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Page | 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 15. NON CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:

•	Introductions to other well respected investment institutions which will help in future financing

•	The ability to attract other top level executives and researchers to the company and the board

•	Potential introductions for additional in-licensing opportunities; and

•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets

As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor has been calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

30 June 2016
$
Fair value of Convertible Note	45,851,305
Fair value of Warrants	15,367,594
Less cash received	(13,750,828)

Share based payment to strategic investor	47,468,071

(i) Fair value of convertible notes

The initial fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note - Liability	Conversion feature - Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	607,637	—

Balance at 30 June 2016	5,027,168	41,431,774

Page | 50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 15. NON CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

(ii) Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair Value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2016	30 June 2015
	$	$

Annual leave	27,694	80,304

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	30 June 2016	30 June 2015
	$	$

Long service leave	43,151	35,706

NOTE 18. EQUITY – CONTRIBUTED

			Consolidated
			30 June 2016	30 June 2015
			$	$
Fully paid ordinary shares	18	(a)	184,868,978	170,216,482
Options over ordinary shares – listed			9,661,954	9,661,954

			194,530,932	179,878,436

Page | 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – CONTRIBUTED (CONTINUED)

(a) Ordinary shares

			30 June 2016		30 June 2015
	Note		No.	$	No.	$
At the beginning of reporting period			1,751,494,601	170,216,482	1,228,709,341	139,352,418
Shares issued during year	18	(b)	283,158,931	13,761,075	284,274,073	7,365,369
Exercise of options and warrants (Shares issued during the year)	18	(b)	26,977,412	1,174,567	72,413,924	3,731,339
Exercise of convertible note (Shares issued during the year)	18	(b)	—	—	166,097,263	19,931,672
Transaction costs relating to share issues			—	(283,146)	—	(164,316)

At reporting date			2,061,630,944	184,868,978	1,751,494,601	170,216,482

(b) Shares issued

2016 Details	Number	Issue Price	Total
		$	$
Shares issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback shares issued	12,136,750	0.02	209,966
Share placement	31,022,181	0.05	1,551,109
Share placement	40,000,000	0.05	2,000,000
Performance rights exercised	26,977,409	0.04	1,174,566
Options exercised	3	0.20	1

	310,136,343		14,935,642

2015 Details	Number	Issue Price	Total
		$	$
Bergen commencement fee	11,792,588	0.04	483,496
Bergen collateral shares	17,800,000	0.02	338,200
Bergen first tranche	13,163,514	0.04	526,541
Performance right exercised	1,715,686	0.04	63,480
Bergen second tranche	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	86,120,815	0.03	2,593,959
Bergen third tranche	15,323,414	0.03	505,674
Bergen fourth tranche	22,936,950	0.02	527,550
Ridgeback share issued	28,000,000	0.02	560,000
Ridgeback first placement	72,206,500	0.02	1,249,172
Bergen options exercised	19,800,000	0.05	1,084,050
Conversion of Warrants – Immutep	52,371,500	0.05	2,628,525
Employee option exercised	242,424	0.08	18,764
Exercise of convertible note	166,097,263	0.12	19,931,672

	522,785,260		31,028,380

Page | 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – CONTRIBUTED (CONTINUED)

(b) Shares issued (continued)

In October 2014, Prima entered into an investment agreement with the Bergen Global Opportunity Fund, LP (Bergen). Under the agreement, Bergen subscribed to a 36-month interest-free convertible security in the amount of $2,833,000, expiring on 2 October 2017. In addition, Bergen could invest in the range of $438k (US$360k) and $1.8m (US$1.5m) per month in monthly tranches, dependent on meeting certain conditions. Bergen was also issued 19,800,000 options and was issued with 17,800,000 shares as security over the investment agreement.

The investment agreement with Bergen concluded in May 2015 and was formally terminated in August 2015. Upon the conclusion of the investment agreement, Bergen exercised their options, and convertible note as detailed above.

Finance costs relating to the Bergen investment agreement was $18,338,015 for the year ended 30 June 2015. The finance costs incurred relate to the following terms of the Bergen agreement:

	Consolidated
	30 June 2016	30 June 2015
	$	$
Commencement fee	—	483,496
Change in fair value of tranche funding	—	211,124
Share based payment expense related to collateral shares	—	151,264
Share based payment expense related to options	—	414,342
Discount to fair value on exercise of convertible notes to ordinary shares[1]	—	17,077,789

	—	18,338,015

1) The convertible note issued to Bergen was recorded on issuance date as a financial liability and then re-measured at fair value through the profit and loss in accordance with AASB 139. Under the Agreement the conversion price was calculated based on the average of any five daily VWAP’s per share during twenty consecutive actual trading days immediately prior to the selected conversion date, at the discretion of Bergen. The conversion price was calculated at $0.0190 per share and the calculated number of shares issued to Bergen was 166,097,263. The market price on the day that the shares were issued to Bergen was $0.12 per share resulting in a fair value re-measurement loss of $17,077,789 being recorded.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 31.

Page | 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Unlisted options

Expiration Date	Exercise Price	Number
30 June 2018	$0.0774	1,680,868
12 December 2018	$0.05019	147,628,500
4 August 2020	$0.0237	371,445,231
30 October 2020	$0.057	793,103
7 March 2021	$0.040	1,026,272
4 August 2025	$0.025	8,475,995

Total		531,049,969

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Page | 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2016	30 June 2015
	$	$
(a) Reserves
Options issued reserve	19,116,205	3,748,611
Conversion feature of convertible note reserve	41,431,774	—
Foreign currency translation reserve	38,945	(268,052)
Share-based payments reserve	2,671,263	1,787,170

	63,258,187	5,267,729

Movements in options issued reserve were as follows:
Opening balance	3,748,611	1,547,574
Options issued during the year*	15,367,594	2,201,037

Ending balance	19,116,205	3,748,611

Movements in conversion feature of convertible note reserve
Opening balance	—	—
Conversion feature of convertible note*	41,431,774	—

Ending balance	41,431,774	—

Movements in foreign currency translation reserve were as follows:
Opening balance	(268,052)	(211,145)
Currency translation differences arising during the year	306,997	(56,907)

Ending balance	38,945	(268,052)

Movements in share-based payments reserve were as follows:
Opening balance	1,787,170	546,245
Employee options and performance rights issued during the year	1,976,417	738,799
Exercise of vested performance rights	(1,174,566)	(63,480)
Share-based payments	82,242	565,606

Ending balance	2,671,263	1,787,170

*	Current year movements relate to the fair value of convertible notes and warrants issued to Ridgeback accounted for in accordance with AASB 2. Refer to note 15 for further information.

	Consolidated
	30 June 2016	30 June 2015
	$	$
(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(160,456,422)	(128,304,726)
Net loss for the year	(62,015,184)	(32,151,696)

Ending balance	(222,471,606)	(160,456,422)

Page | 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(c) Nature and purpose of reserves

(i) Options issued reserve

On 4 August 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.

In October 2014, the Company issued 19,800,000 options with an exercise price of $0.05475 in relation to the Bergen investment agreement. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on 2 October 2017 and 12 December 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. As at 30 June 2016, all options held by Bergen were execised, and 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.

(ii) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2. For further information, refer to note 15.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.

NOTE 20. EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21. BUSINESS COMBINATION

(a) Summary of prior year’s acquisition

Acquisition of Immutep S.A.

On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a French biopharmaceutical company in the field of Immuno-Oncology, for consideration of $26,275,569. The acquisition has significantly increased the portfolio of Immuno-Oncology technologies for further clinical development. There have been no changes to the provisionally determined fair values of assets and liabilities recognised as a result of the acquisition in the previous financial year.

(b) Net cash outflow for prior years’ acquisition

	30 June 2016	30 June 2015
	$	$
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration*	—	21,458,107
Less: Balance acquired cash	—	(545,195)

	—	20,912,912

*	The total cash paid during the year ended 30 June 2015 in relation to the acquisition of Immutep S.A. was $21,458,107.

Page | 56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 21. BUSINESS COMBINATION (continued)

(c) Comparability milestone

As part of the acquisition of Immutep S.A in the previous financial year, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognised as a financial asset at fair value in accordance with AASB 3 on acquisition. During the year, the comparability study was not required, and was subsequently measured at fair value through profit or loss in accordance with AASB 3. Accordingly the $542,075 was recognised as an expense for the year ended 30 June 2016.

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	30 June 2016	30 June 2015
	$	$
Short-term employee benefits	1,300,140	1,509,877
Long-term employee benefits	5,817	6,231
Post-employment benefits	42,471	43,056
Share-based payments	1,824,643	467,002

	3,173,071	2,026,166

Further remuneration disclosures are set out in the Director’s Report on pages 10 to 18.

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 10 to 18.

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2016	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	20,059,576		—	—	300,000	20,359,576
Mr Albert Wong	3,537,500		—	—	300,000	3,837,500
Dr Russell Howard	—		—	—	—	—
Mr Pete Meyers	1,715,686		2,573,529	—	—	4,289,215
Mr Marc Voigt	870,000 150	*	10,735,293	—	—	11,605,293 150	*
Ms Deanne Miller	20,924		6,450,980	—	(1,520,924)	4,950,980
Dr Frédéric Triebel	9,311,383		3,333,333	—	—	12,644,716

Total ordinary shares	35,515,219		23,093,135	—	(920,924)	57,687,430

Total ADR	150		—	—	—	150

*	American Depository Receipts (ADR) traded on the NASDAQ

Page | 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr Albert Wong	—	—	—	—	—	—	—
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	—	—	—	—	—	—	—
Mr Marc Voigt	1,171,754	—	—	(450,000)	721,754	721,754	—
Ms Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,733,460	—	—	(450,000)	29,283,460	29,283,460	—

(iv) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	6,004,902	—	(2,573,529)	—	3,431,373	—	3,431,373
Mr Marc Voigt	16,323,529	19,999,999	(10,735,293)	—	25,588,235	—	25,588,235
Ms Deanne Miller	6,127,451	12,000,000	(6,450,980)	—	11,676,471	—	11,676,471
Dr Frédéric Triebel	—	11,486,326	(3,333,333)	—	8,152,993	—	8,152,993

	28,455,882	43,486,325	(23,093,135)	—	48,849,072	—	48,849,072

NOTE 23. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2016	30 June 2015
	$	$
PricewaterhouseCoopers Australia
Audit or review of the financial report	232,000	286,000
Other audit and assurance services in relation to regulatory filings overseas	209,741	—

Total remuneration of PricewaterhouseCoopers Australia	441,741	286,000

Other services
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	—	66,986

Page | 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 24. CONTINGENT LIABILITIES

There were no other material contingent liabilities in existence at 30 June 2016 and 30 June 2015.

NOTE 25. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2016 and 30 June 2015.

NOTE 26. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 27.

Key management personnel

Disclosures relating to key management personnel are included in the remuneration report and note 22.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 27. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2016	30 June 2015
			%	%
Prima BioMed USA Inc	USA	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Prima BioMed GmBH	Germany	Ordinary	100	100
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100	100
Prima BioMed IP Pty Ltd	Australia	Ordinary	100	100
Immutep S.A.	France	Ordinary	100	100

NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE

No matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

Page | 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2016	30 June 2015
	$	$
Loss after income tax expense for the year	(62,015,184)	(32,151,696)
Adjustments for:
Depreciation and amortisation	1,993,093	1,341,202
Share based payments	2,058,659	738,799
Changes in fair value of comparability milestone	542,075	—
Non-cash share based payment to strategic investor	47,468,071	—
Unrealised (gain)/loss on exchange through the profit and loss	844,864	(1,039,537)
Non-cash finance expenses	—	18,338,015
Net change in fair value of convertible note liability	607,637	—
(Gain)/loss on disposal of fixed assets	(18,493)	5,160
Change in operating assets and liabilities:
(Increase)/Decrease in current receivables	(394,922)	5,958,640
Decrease in other operating assets	324,983	350,970
(Decrease) in trade and other payables	(1,491,882)	(1,187,960)
(Decrease) in employee benefits	(45,165)	(357)
Increase in income tax payable	712	3,849
(Decrease)in deferred tax liability	(1,184,139)	(144,064)

Net cash used in operating activities	(11,309,691)	(7,786,979)

NOTE 30. EARNINGS PER SHARE

	Consolidated
	30 June 2016	30 June 2015
	$	$
Loss after income tax	(62,015,184)	(32,151,696)

Loss after income tax attributable to the owners of Prima BioMed Ltd	(62,015,184)	(32,151,696)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share*	2,236,250,813	1,591,116,220
Weighted average number of ordinary shares used in calculating diluted earnings per share	2,236,250,813	1,591,116,220

	Cents	Cents
Basic earnings per share	(2.77)	(2.02)
Diluted earnings per share	(2.77)	(2.02)

*	The weighted average number of ordinary shares are grossed up for shares which were issued at a price below market value.

Information concerning other notes and options issued:

The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2016	30 June 2015
	Number	Number
Listed options	77,378,693	77,378,696
Unlisted options	531,049,969	164,894,609
Convertible notes	706,476,966	—

Page | 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

Set out below are summaries of all STI and LTI performance rights granted under the EIP:

2016 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
19 September 2014	0.042	7,398,896	—	5,390,073	2,008,823	—	—
19 September 2014	0.044	10,845,588	—	—	5,422,794	5,422,794	—
19 September 2014	0.044	3,615,196	—	—	1,807,598	1,807,598	—
14 November 2014	0.037	4,068,627	—	4,068,627	—	—	—
14 November 2014	0.038	9,191,177	—	—	—	9,191,177	—
14 November 2014	0.040	3,063,725	—	—	—	3,063,725	—
5 August 2015	0.047	—	945,180	945,180	—	—	—
5 August 2015	0.050	—	2,551,985	—	2,551,985	—	—
5 August 2015	0.051	—	850,662	—	850,662	—	—
5 August 2015	0.047	—	42,000,000	13,999,999	—	28,000,001	—
1 October 2015	0.060	—	600,000	—	—	600,000	—
1 October 2015	0.061	—	200,000	—	—	200,000	—
29 December 2015	0.050	—	1,538,462	—	—	1,538,462	—
7 March 2016	0.041	—	1,486,326	—	—	1,486,326	—
		38,183,209	50,172,615	24,403,879	12,641,862	51,310,083	—

2015 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
19 September 2014	0.042	—	7,398,896	—	—	7,398,896	—
19 September 2014	0.044	—	10,845,588	—	—	10,845,588	—
19 September 2014	0.044	—	3,615,196	—	—	3,615,196	—
14 November 2014	0.037	—	4,068,627	—	—	4,068,627	—
14 November 2014	0.038	—	9,191,177	—	—	9,191,177	—
14 November 2014	0.040	—	3,063,725	—	—	3,063,725	—
Total		—	38,183,209	—	—	38,183,209	—

The fair value at grant date for short term incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2016 included:

Grant date	5 August 2015	29 December 2015	7 March 2016
Share price at grant date	$0.047	$0.050	$0.041
Expected price volatility of the Company’s shares	167%	169%	169%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.03%	1.97%	2.14%

Page | 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (Continued)

The model inputs for STI performance rights granted during the year ended 30 June 2015 included:

Grant date	19 September 2014	14 November 2014
Share price at grant date	$0.047	$0.050
Expected price volatility of the Company’s shares	90%	90%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.86%	2.55%

The fair value at grant date for 42,000,000 long term incentives issued on 5 August 2015 are determined using a Black Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for these performance rights granted included:

Grant date	5 August 2015
Measurement period	5 August 2015 to 5 August 2017
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	162%
Expected dividend yield	Nil
Risk-free interest rate	1.95%

The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

The model inputs for performance rights granted during the year ended 30 June 2016 included:

Grant date	5 August 2015	1 October 2015
Measurement period – tranche 1	5 August 2015 to 2 October 2017	1 October 2015 to 2 October 2017
Measurement period – tranche 2	5 August 2015 to 2 October 2018	1 October 2015 to 2 October 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.047	$0.058
Expected price volatility of the Company’s shares	120%	120%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.12%	1.94%

Page | 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (Continued)

The model inputs for performance rights granted during the year ended 30 June 2015 included:

Grant date	19 September 2014	14 November 2014
Measurement period – tranche 1	19 September 2014 to 2 October 2017	19 September 2014 to 2 October 2017
Measurement period – tranche 2	19 September 2014 to 2 October 2018	19 September 2014 to 2 October 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.042	$0.037
Expected price volatility of the Company’s shares	90%	90%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.86%	2.55%

Set out below are summaries of options granted under the EIP:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
23 December 2013	30 June 2018	0.0774	1,515,752	—	—	—	1,515,752	1,515,752
24 January 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,680,868	—	—	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
23 December 2013	30 June 2018	0.0774	1,758,176	—	(242,424)	—	1,515,752	1,515,752
24 January 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,923,292	—	(242,424)	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2016 was $0.0774 (2015 – $0.0774). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years. Options vest in three equal tranches, 33.3% vested on December 31, 2013, 33.3% vested on June 30, 2014, and 33.3% to vest on June 30, 2015. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Fair value of options granted

No options were granted during the year ended 30 June 2016 (2015 – Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Page | 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(a) Executive Incentive Plan (EIP) (continued)

The model inputs for options granted included:

Grant date	23 December 2013	24 January 2014
Exercise price	$0.0774	$0.0774
Expiry period	36 months after vesting	36 months after vesting
Share price at grant date	$0.04	$0.05
Expected price volatility of the Company’s shares	112%	116%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.92%	2.81%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b) Global Employee Share Option Plan (GESOP)

The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the Company’s shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.

Set out below are summaries of options granted under the GESOP:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
1 August 2012	1 August 2015	0.185	1,600,000	—	—	(1,600,000)	—	—
16 November 2012	1 August 2015	0.185	1,200,000	—	—	(1,200,000)	—	—
20 February 2013	20 February 2016	0.173	200,000	—	—	(200,000)	—	—

Total			3,000,000	—	—	(3,000,000)	—	—

Weighted average exercise price		0.184		—			—

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	100,000	—	—	(100,000)	—	—
3 January 2012	3 January 2015	0.233	100,000	—	—	(100,000)	—	—
1 August 2012	1 August 2015	0.185	1,600,000	—	—	—	1,600,000	450,000
16 November 2012	1 August 2015	0.185	1,200,000	—	—	—	1,200,000	—
20 February 2013	20 February 2016	0.173	200,000	—	—	—	200,000	—

Total			3,200,000	—	—	(200,000)	3,000,000	450,000

Weighted average exercise price		0.189		—			0.184

All remaining options granted under the GESOP expired during the financial year and were forfeited as the exercise price was above the underlying share price.

There were no share options exercised during the year (2015 – $nil). The weighted average remaining contractual life of share options outstanding at the end of the period was Nil (2015 – 1 year). Options vested after a period of twelve months from the grant date.

Page | 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(b) Global Employee Share Option Plan (GESOP)

Fair value of options granted

There were no options granted during the year ended 30 June 2016 (2015—Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(c) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP.

The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option. All options granted under the ESOP were forfeited in the prior year as the exercise price was above the underlying share price.

Set out below are summaries of options granted under the ESOP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
26 August 2011	26 August 2014	0.10	500,000	—	—	(500,000)	—	—

Total			500,000	—	—	(500,000)	—	—

Weighted average exercise price			0.10				—	—

Fair value of options granted

There were no options granted during the year ended 30 June 2016 (2015 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

(d) Options issued to directors with shareholders approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approval:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 December 2010*	6 December 2014	0.10	2,000,000	—	—	(2,000,000)	—	—

Total			2,000,000	—	—	(2,000,000)	—	—

Weighted average exercise price		0.10	0.10				—	—

*	these options were issued to Neil Frazer and had a 4 year vesting period and were fully vested as at 30 June 2013 upon his termination of employment

All options granted were forfeited in the prior year as the exercise price was above the underlying share price.

Page | 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(e) Performance rights issued to directors with shareholders approval

At the 2015 extraordinary general meeting, shareholders approved the issue of 20,000,000 performance rights to the directors. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.1 years (2015 – 1.8 years).

Set out below are summaries of performance rights granted with shareholders approval

2016 Grant date	Type of performance right granted	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
14 November 2014	Director rights	0.037	6,004,902	—	2,573,529	—	3,431,373	—
14 November 2014	STI	0.037	4,068,627	—	4,068,627	—	—	—
14 November 2014	LTI – Tranche 1	0.038	9,191,177	—	—	—	9,191,177	—
14 November 2014	LTI – Tranche 2	0.040	3,063,725	—	—	—	3,063,725	—
5 August 2015	LTI	0.047	—	20,000,000	6,666,666	—	13,333,334	—

Total			22,328,431	20,000,000	13,308,822	—	29,019,609	—

2015 Grant date	Type of performance right granted	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
14 November 2014	Director rights	0.037	—	7,720,588	1,715,686	—	6,004,902	—
14 November 2014	STI	0.037	—	4,068,627	—	—	4,068,627	—
14 November 2014	LTI – Tranche 1	0.038	—	9,191,177	—	—	9,191,177	—
14 November 2014	LTI – Tranche 2	0.040	—	3,063,725	—	—	3,063,725	—

Total			—	24,044,117	1,715,686	—	22,328,431	—

Fair value of performance rights granted

The fair value at grant date for Short Term Incentive performance rights is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the performance right. The fair values at grant date for Long Term Incentive performance rights are determined using an “Up and in Call” Barrier Option Pricing Model.

(f) Options issued to other parties

During the year, options were issued to Ridgeback Capital Investments and Trout Group LLC.

Set out below is a summary of the options granted to both parties:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
31 July 2015	5 August 2020	0.0237	—	371,445,231	—	—	371,445,231	371,445,231
31 July 2015	5 August 2021	0.025	—	8,475,995	—	—	8,475,995	8,475,995
30 October 2015	30 October 2020	0.057	—	793,103	—	—	793,103	793,103
7 March 2016	7 March 2021	0.040	—	1,026,272	—	—	1,026,272	1,026,272

Fair value of options granted

There were 381,739,601 options granted during the year ended 30 June 2016 (2015 – $Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Page | 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

(g) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated
	30 June 2016	30 June 2015
	$	$
Share-based payment expense	82,242	565,606
Employee share-based payment expense	1,976,417	738,799
Share Based Payment to strategic investor	47,468,071	—

	49,526,730	1,304,405

Share-based payment transactions with employees are recognised during the period as a part of corporate administrative expenses.

NOTE 32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2016	30 June 2015
	$	$
Loss after income tax	(61,973,221)	(29,484,263)

Total comprehensive income	(61,973,221)	(29,484,263)

Statement of financial position

	Parent
	30 June 2016	30 June 2015
	$	$
Total current assets	20,205,467	6,103,198
Total non current assets	20,903,050	26,255,547

Total assets	41,108,517	32,358,745

Total current liabilities	1,103,005	1,848,136
Total non current liabilities	5,847,876	6,715,710

Total liabilities	6,950,881	8,563,846

Equity
- Contributed equity	194,530,932	179,878,437
- Reserves	63,219,244	5,535,781
- Accumulated losses	(223,592,540)	(161,619,319)

Total equity	34,157,636	23,794,899

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 24 for details in relation to contingent liabilities as at 30 June 2016 and 30 June 2015.

Capital commitments—Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2016 and 30 June 2015.

Page | 67

DIRECTORS’ DECLARATION

in the directors’ opinion:

(a)	the financial statements and notes set out on pages 22 to 67 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of their performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman,

Prima BioMed Ltd

31 August 2016

Page | 68

Independent auditor’s report to the members of Prima BioMed Ltd

Report on the financial report

We have audited the accompanying financial report of Prima BioMed Ltd (the company), which comprises the consolidated balance sheet as at 30 June 2016, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Prima BioMed Ltd (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Page | 69

Auditor’s opinion

In our opinion:

(a)	the financial report of Prima BioMed Ltd is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 10 to 18 of the directors’ report for the year ended 30 June 2016. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Prima BioMed Ltd for the year ended 30 June 2016 complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Rod Dring

Partner

Sydney

31 August 2016

Page | 70

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 29 August 2016.

There are a total of 2,061,630,944 ordinary fully paid shares on issue held by 11,707 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	405
1,001 – 5,000	1,577
5,001 – 10,000	1,559
10,001 – 100,000	5,873
100,001 – and over	2,293

Total	11,707

Holding less than a marketable parcel	4,027

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held
	Number held	% of total shares issued
NATIONAL NOMINEES LIMITED	637,453,220	30.920
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	113,114,207	5.487
INNOVEN TACTICAL INVESTMENT FUND	27,249,154	1.322
MR THOMAS TSCHEREPKO	26,000,000	1.261
J P MORGAN NOMINEES AUSTRALIA LIMITED	19,583,941	0.950
MS LUCY TURNBULL	17,334,576	0.841
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	15,625,465	0.758
DR FREDERIC TRIEBEL	12,644,716	0.613
INFINITIS SARL	11,461,819	0.556
MARC VOIGT	11,047,794	0.536
ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD <CUSTODIAN A/C>	10,229,270	0.496
CITICORP NOMINEES PTY LIMITED	9,716,472	0.471
H CORNWELL & SON PTY LTD <PINES H/W &G C STAFF S/F A/C>	7,962,500	0.386
MACENROCK PTY LTD <MACENROCK S/F A/C>	7,355,851	0.357
MR EDWARD MCCLAFFERTY	6,900,000	0.335
IRPAC PTY LTD	6,035,500	0.293
KOHEN ENTERPRISES PTY LTD	6,000,000	0.291
DR JONATHAN LLOYD LICHTER	5,000,000	0.243
MS DEANNE MILLER	4,950,980	0.240
MR ANTHONY RENE FLISSINGER & MRS DIANNE THERESA FLISSINGER <FLISSINGER FAMILY A/C>	4,300,000	0.209

	959,965,465	46.563

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SHAREHOLDER INFORMATION CONTINUED

Top 20 holders of listed options	Options
	Number held	% of total options issued
MS LUCY TURNBULL	4,258,644	5.504
MR GOH GEOK KHIM	2,000,000	2.585
MR ROBERT RICHARD TAYLOR & MRS KARILYN KAY TAYLOR <THE TAYLOR SUPER FUND A/C>	1,500,000	1.939
MR PETER DAVID NEWTON & MRS ANN LOUISE NEWTON	1,250,000	1.615
MR JAYSON CHARLES MEDWAY & MRS DEIRDRE GRACE MEDWAY <J & D SUPERFUND A/C>	1,025,000	1.325
GRAVIE PTY LTD <DAVID GREATOREX SUPER A/C>	1,000,000	1.292
I R S F PTY LTD	1,000,000	1.292
MR ADAM JOHN KING	1,000,000	1.292
MR ROBERT ARCHER RUSH	949,978	1.228
LAKMAN NOMINEES PTY LTD <LAKMAN SUPER FUND A/C>	800,000	1.034
MISS KEM FOON GOON	750,000	0.969
YUNKI PTY LIMITED <THE GRAY SUPERFUND A/C>	717,464	0.927
MS JOANNE MARTIN	700,000	0.905
MR ANUJ MEHTA	689,614	0.891
MR IAN WILTON & MS SHARON LAWLER FROOME <I WILTON SUPER FUND A/C>	650,000	0.840
MR TERRENCE JOHN AHERN	625,000	0.808
EZICOST PTY LTD	607,891	0.786
TROPIC INVESTMENTS PTY LTD <TROPIC INVEST S/F A/C>	591,035	0.764
MR ROBERT ROFFEY	568,000	0.734
MR WILLEM VAN WYK & MRS HETTIE VAN WYK	548,928	0.709

	21,231,554	27.439

Unquoted equity securities

	Number on issue	Number of holders
Options and warrants issued under the Prima BioMed Ltd	531,049,969	19
Convertible Notes	13,750,828	1

Substantial holders

There are no substantial holders in the Company.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.

Performance rights

No voting rights.

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